SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5

                             HOMEOWNERS GROUP, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   43739N-10-7
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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                              CUSIP NO. 43739N-10-7

(1)      Names of Reporting Persons           MELVIN STEWART

         S.S. or I.R.S. Identification Nos. of Above Person ###-##-####

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)   [ ]    (b)   [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                  U.S.A.

            Number of          (5)        Sole Voting Power           299,587(1)
          Shares Bene-
            ficially           (6)        Shared Voting Power          15,788(2)
            Owned by
          Each Report-         (7)        Sole Dispositive Power      299,587(1)
           ing Person
              With             (8)        Shared Dispositive Power     15,788(2)

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                                  315,375(1)(2)

(10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions)        [ ]

(11)       Percent of Class Represented by Amount in Row (9)           5.67%(3)

(12)       Type of Reporting Person (See Instructions)                IN

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(1) Includes 243,701 shares of Common Stock held by Melvin Stewart as Trustee of the Melvin Stewart Trust.

(2) Represents 15,788 shares of Common Stock held by Mitchell Stewart as Trustee of the Bari Udell Trust, as to which Melvin Stewart has the shared power to direct the voting and investment of such shares as trust advisor and as to which beneficial ownership is disclaimed by Melvin Stewart.

(3) Calculated on the basis of 5,558,350 shares of Common Stock outstanding on July 31, 1995, as reported in the Issuer's 10-Q for the quarter ended June 30, 1995.

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ITEM 1(A).            Name of Issuer:

                      HOMEOWNERS GROUP, INC.

ITEM 1(B).            Address of Issuer's Principal Executive Offices:

                      6365 TAFT STREET
                      HOLLYWOOD, FLORIDA 33024

ITEM 2(A).            Name of Person Filing:

                      MELVIN STEWART

ITEM 2(B).            Address of Principal Business Office or, if None,
                      Residence:

                      2812 N. 46TH AVENUE, APT. G-666
                      HOLLYWOOD, FLORIDA  33021

ITEM 2(C).            Citizenship:

                      U.S.A.

ITEM 2(D).            Title of Class of Securities:

                      COMMON STOCK, $.01 PAR VALUE

ITEM 2(E).            CUSIP Number:

                      43739N-10-7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      NOT APPLICABLE.

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ITEM 4.               Ownership.

        (a)           Amount Beneficially Owned:     315,375(1)(2) SHARES.

        (b)           Percent of Class:  5.67%(3)

        (c)           Number of shares as to which such person has:

                  (i)         sole power to vote or to                299,587(1)
                                direct the vote

                  (ii)        shared power to vote or to               15,788(2)
                                direct the vote

                  (iii)       sole power to dispose or to             299,587(1)
                                direct the disposition of

                  (iv)        shared power to dispose or to
                                direct the disposition of              15,788(2)

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  NOT APPLICABLE.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  NOT APPLICABLE.

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(1) Includes 243,701 shares of Common Stock held by Melvin Stewart as Trustee of the Melvin Stewart Trust.
(2) Represents 15,788 shares of Common Stock held by Mitchell Stewart as Trustee of the Bari Udell Trust, as to which Melvin Stewart has the shared power to direct the voting and investment of such shares as trust advisor and as to which beneficial ownership is disclaimed by Melvin Stewart.

(3) Calculated on the basis of 5,558,350 shares of Common Stock outstanding on July 31, 1995, as reported in the Issuer's 10-Q for the quarter ended June 30, 1995.

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ITEM 8.           Identification and Classification of Members of the Group.

                  NOT APPLICABLE.

ITEM 9.           Notice of Dissolution of Group.

                  NOT APPLICABLE.

ITEM 10.          Certification.

                  NOT APPLICABLE.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 1995                                              /S/ MELVIN STEWART
                                                              ------------------
                                                                  Melvin Stewart

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